RANDALL W. HEINRICH, P.C.
8 Greenway Plaza, Suite 818
Houston, Texas 77046

Telephone: 713/951-9100	Fax: 713/961-3082

May ____, 2012

VIA EDGAR

Sonia Gupta Barros
Special Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Amendment No. 4 to Registration Statement on Form S-1
Filed December 15, 2011
File No. 333-170054

Dear Ms. Barros:

In connection with the transmission of this letter, REO Plus, Inc. (the "Company") is filing Amendment No. 5 to the Registration Statement referred to above.  This letter responds to the single comment made in your comments letter dated January 9, 2012.

General

1.
We note your response to comments 1, 3 and 4 of our letter dated September 22, 2011.  Please see our Compliance and Disclosure Interpretations under the Securities Act Rules at paragraphs 612.14 and 612.15 for our view of distributions through shareholder spinoffs designed to result in a non-reporting company becoming a public company without selling shares in a traditional public offering. We believe this transaction is a primary offering by the company through Akashic and its shareholders as underwriters. You must name the shareholders of Akashic as underwriters, provide disclosure required by Item 507 of Regulation S-K and fix a price for the offering.

RESPONSE:
We accept your position that the distribution is a primary offering.  Although we may not agree with it, we accept your position that each Akashic receiving shares in the distribution is an “underwriter.”  To avoid an inordinate number of selling shareholders, we have restructured the transaction so that only shareholders of Akashic holding at least 100 shares of Akashic common stock will shares in the transaction.  Other shareholders will receive a cash dividend of $0.12 per Akashic share.  We have set a fix price of $0.12 per share for the offering.  We have also made other conforming changes to the filing.

We hope that we have adequately responded to your comment.  If you have any additional comments, questions or requests for further clarifications, please contact the undersigned.  We are interested in completing the Registration Statement and having it declared effective as soon as possible.  Thank you for your attention to this matter.  We look forward to hearing from you.

Very truly yours,

Randall W. Heinrich